UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009082

February 19, 2004

John W. Thomson
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: AT&T Corp.
Incoming letter dated January 19, 2004

Dear Mr. Thomson:

This is in response to your letter dated January 19, 2004 concerning the shareholder proposal submitted to AT&T by Anthony Vellucci. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Anthony Vellucci
9809 Bacon Court
Fairfax, VA 22032

5907

ORIGINAL

RECEIVED

AT&T

John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

January 19, 2004

RECD S.E.C.
JAN 20 2004
1086

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Anthony Vellucci
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareowners (collectively the "Proxy Materials") four separate proposals and supporting statements (collectively, the "Proposals" and individually a "Proposal") submitted by Anthony Vellucci (the "Proponent") by e-mail dated December 16, 2003 and received by the Company on December 16, 2003. Enclosed herewith are six (6) copies of the Proposals.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposals from its Proxy Materials. The Company seeks relief for good cause from Rule 14a-8(j) that the Company file its reasons for excluding the Proposals no later than 80 days before it files its definitive form of proxy with the Commission. The date of the Company's Annual Meeting of Shareholders has been changed from June in 2003 to May in 2004 resulting in significantly less time for the Company to address shareholder proposals which, like this one, were received on or shortly before the December 18, 2003 deadline for submission. Given the additional period required for the Company to advise Proponent of the procedural deficiencies with the Proposals and given the 14 days allowed for the Proponent to respond under Rule 14a-8(f)(1), the Company requests relief from the 80 day deadline.

The first three Proposals are captioned as follows:

(1) "Authority For AT&T Government Solutions Inc. (GSI) to Operate Autonomously"

(2) "Sales Compensation For FMP Participants Until Off Payroll"

(3) "Establishment of Dispute Process For Management Employees"

The fourth Proposal is uncaptioned and commences in the form of a resolution:

(4) "Be it resolved that a panel of un-biased executives be convened to review the circumstances of Mr. Anthony Velluci's sales compensation credit to arrive at a fair and equitable sales compensation that reflects the good-faith efforts he put forth to win contracts AT&T has subsequently been awarded."

AT&T has concluded that the Proposals may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(c), Rule 14a-8(d) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(c) IF THE PROPONENT SUBMITS MORE THAN ONE PROPOSAL AND RULE 14a-8(d) IF THE PROPOSAL EXCEEDS 500 WORDS

The Proponent may submit no more than one proposal to a company for a particular shareholders' meeting. The Proponent submitted four Proposals. Therefore, the submission is procedurally deficient, violating Rule 14a-8(c). In addition, the four Proposals, including the four supporting statements, substantially exceeded the 500-word limit, violating Rule 14a-8(d).

If a proponent submits more than one proposal, or if the proposal exceeds 500 words, the company must notify the proponent of these procedural deficiencies so that the proponent may correct any deficiencies within the specified time period. On December 23, 2003, the Company notified Proponent of these procedural requirements in a letter (see attached) sent within 14 calendar days after receiving the Proposal on December 16, 2003. According to Rule 14a-8(f)(1), the Proponent has 14 calendar days from receipt to respond to the Company's request. On December 26, 2003, the Proponent received the Company's letter (see attached FedEx receipt and e-mail acknowledgement from Proponent dated December 29, 2003). On January 13, 2003, the fourteen days having elapsed and not having received any other response from the Proponent, the Company, via e-mail transmission (copy attached), offered the Proponent the opportunity to withdraw the Proposals. On January 15, 2003, the Proponent, via e-mail transmission (copy attached), indicated that he planned to continue to pursue at least three of the Proposals, vaguely noting that the fourth might be "moot . . . by the time the annual meeting rolls around." This response was both untimely and, in addition, failed to correct in any way either of the procedural deficiencies. Therefore, the four, or possibly three, Proposals as submitted do not conform to the proposal limits of Rule 14a-8(c) and the word limits of Rule 14a-8(d). The Staff has confirmed that a proposal and supporting statement may be omitted from a company's proxy materials if the company has notified the proponent of the procedural deficiency and the proponent has failed to cure the deficiency within the required time period. Since the Proponent has not complied with the procedural requirements of Rule 14a-8, the Company believes that the Proposal may be excluded under Rule 14a-8(c), Rule 14a-8(d) and Rule 14a-8(f)(1). See Palatin Technologies, Inc., October 1, 2003 (proposal excluded because it contained multiple proposals), Compuware Corp., July 3, 2003 (proposal excluded because it contained multiple proposals) and Minnesota Mining and Manufacturing Co., February 27, 2000 (proposal excluded because it exceeded 500 words).

In any event, the Company notes that each of the four Proposals would be separately excludable under Rules 14a-8(i)(7) and 14a-8(i)(4) since each relates to ordinary business matters and were submitted by the Proponent to redress a personal claim or grievance against AT&T.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(c), 14a-8(d) and 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson

John W. Thomson

Enclosures

Gallagher,Joseph P (Joe) - EXEC

From: Gallagher,Joseph P (Joe) - EXEC
Sent: Tuesday, December 16, 2003 10:00 AM
To: 'Vellucci, Anthony'
Cc: Mills-Winkler,Susan (Sue) - CFCMA
Subject: RE: SHAREOWNER PROPOSALS

Tracking:	Recipient	Read
	'Vellucci, Anthony'	
	Mills-Winkler,Susan (Sue) - CFCMA	Read: 12/16/2003 10:01 AM

Mr. Vellucci,

As soon as I have an opportunity to review the material, I will contact you. In addition, Sue Mills-Winkler has also forwarded your e-mail correspondence to me.

Thank you for your interest in AT&T.

Best regards,
Joe Gallagher

-----Original Message-----
From: Vellucci, Anthony [mailto:Anthony.Vellucci@fcbs.com]
Sent: Tuesday, December 16, 2003 9:47 AM
To: Gallagher,Joseph P (Joe) - EXEC
Subject: SHAREOWNER PROPOSALS

Mr. Gallagher -

As an AT&T shareowner, I am forwarding to you, attached herein, my shareowner proposals.

If you read this today, please let me know if this suffices or if I must send the proposals via mail also. If so, I will be sending them via FEDEX this evening to arrive prior to the 18 December deadline.

I believe I have provided the correct information for the background and justification sections.

I have already sent a copy to Sue Mills-Winckler at the attir@att.com email address.
Plese contact me if you have any questions. Thank you for your time and effort in this matter.

Tony Vellucci
Director, Navy Business Development
FC Business Systems
8001 Braddock Road
Suite 300
Springfield, VA 22151
Office (703) 321-5270
Fax (703) 764-7588
anthony.vellucci@fcbs.com

Shareowner Proposal #1

Authority For AT&T Government Solutions Inc (GSI) to Operate Autonomously

AT&T Government Solutions Inc. (GSI) a professional services company has been negatively impacted by the business model of AT&T - a telephony company. Arbitrarily imposing rules across AT&T that are appropriate for a telephony company but are inappropriate to a professional services company has resulted in significant attrition of GSI personnel and is not in the interest of AT&T stock holders. Be it resolved then, that the board of directors shall provide AT&T Government Solutions Inc. (GSI) the authority to operate autonomously from AT&T Corporate policies to compete effectively in its respective markets, or shall sell the business unit to a business entity whose business model more closely matches the GSI professional services business model.

Background:

The originator of this shareowner proposal is Mr. Anthony Vellucci who resides at 9809 Bacon Court, Fairfax, Virginia. In April 2000 AT&T purchased GRC International (GRCI), later renamed as AT&T Government Solutions Inc. (GSI). GSI generates revenue predominantly by providing highly specialized and technical consultants – many with Government security clearances - to Government clients. While there are some lines of business that are complimentary between AT&T and AT&T GSI (e.g. network management), many lines of business are not complimentary and do not reflect AT&T core products and services. For example, AT&T GSI associates at the Washington Navy Yard in Washington, D.C. assist the Navy in building ships and the command and control, and weapons systems installed on those ships. This is not a part of AT&T's core business. The business model for GSI's success is inherently different than the telephony model of corporate AT&T. For example, hiring freezes used to contain costs at AT&T have the undesirable effect of stifling revenue growth at GSI, since GSI generates additional revenue by hiring additional employees and charging for their services to its Government customers. Efforts by GSI senior managers to work within AT&T corporate policies have resulted in significant frustration and in some cases, resignation. Further, the time and effort necessary to gain waivers from AT&T corporate policies detracts from supporting existing customers and identifying new business opportunities in a highly competitive market. The one size fits all approach with respect to the application of corporate policies is not working as attested by the steady attrition of GSI personnel – both senior and junior, and both direct billable and indirect charges - to other competitors whose business models are structured for professional services sales. This measure is needed to ensure the continued viability of GSI by stemming the continuing attrition of GSI personnel – especially senior and mid-level management. The originator of this shareowner proposal worked as a mid-level manager for GRCI since 1997, transitioning through GRCI An AT&T Company, AT&T Government Solutions Inc. and then AT&T Government Solutions in January 2003. He left the company in October 2003 under a Force Management Plan (FMP).

Justification:

In that GSI assets are its personnel, the continued attrition of personnel from GSI threatens the AT&T investment made some three years ago. Just prior to GRCI's acquisition by AT&T,

GRCI acquired a smaller company named MCR Federal. Because of that company's exclusive focus on Government cost estimating for major acquisition programs, and other organizational conflict of interest concerns, MCR Federal has operated relatively autonomously as MCR, An AT&T Company. In this way, it has been able to structure a business model and make the business decisions necessary to keep it competitive within its highly focused market. Its success is clearly evident as reflected by recent contract wins – especially within the US Marine Corps. The originator of this shareowner proposal believes a key component of this success has been its ability to operate autonomously, and seeks the same for GSI.

Shareowner Proposal #2 –
Sales Compensation For FMP Participants Until Off Payroll

Be it resolved that AT&T shall take the steps necessary to ensure that AT&T sales personnel placed on a Force Management Plan (FMP) i.e. reduction in force, shall receive sales credit and compensation for closed sales recognized by the company which they pursued prior to their FMP notification date, until such time as they are off payroll and no longer employees of the company, vice the effective notification date of their FMP status.

Background:

The originator of this shareowner proposal is Mr. Anthony Vellucci who resides at 9809 Bacon Court, Fairfax, Virginia. Current company policy states that sales personnel placed in an FMP status are not eligible for sales compensation for contracts closed while they are in an FMP status, even if the effort they expended to win the contracts was expended before being placed in an FMP status, that is, while they were still in a sales compensation status. The originator of this shareowner proposal was placed in an FMP status in late August 2003. In September 2003, the company signed two major multi-year contracts with Navy customers – one for $48M over five years and one for about $29.5M over ten years. The originator of this shareowner proposal received no compensation credit for these signed contracts, even though he was significantly involved in the sales effort. Efforts to respond to the Government Request For Proposals (RFPs) were concluded and submitted in April 2003 for the $48M award, and early August for the $29.5M award.

Justification:

The originator of this shareowner proposal believes that the current policy is not congruent with the company's Common Bond statements, namely Respect for Individuals, and Highest Standards of Integrity. If the company signs contracts recognizing the fruits of a sales associate's effort after that sales associate is placed in an FMP status but before he is officially off-payroll (that is, while still an employee of the company), the company should recognize that sales associate's contribution as per the compensation plan in effect. The originator of this shareowner proposal fully expected that if the company was awarded the Government contracts he pursued, he would be fairly compensated in accordance with the AT&T Sales Compensation Plan – High End Hunter Program, under which he was working.

Shareowner Proposal #3

Establishment of Dispute Process For Management Employees

Although AT&T has processes in place to deal with Affirmative Action and Equal Employment Opportunity (AA/EEO) grievances and disputes, there is no grievance process in place to deal with disputes outside of AA/EEO issues. Be it resolved then that AT&T, in support of its Common Bond, shall establish an employee grievance/dispute program for management employees similar in scope to that of Eastman Kodak. In this program, management (non-union) employees who believe they have been dealt with unfairly can appeal management decisions to an unbiased panel of company executives.

Background:

The originator of this shareowner proposal is Mr. Anthony Vellucci who resides at 9809 Bacon Court, Fairfax, Virginia. The originator of this shareowner proposal cites its need as a means of providing employees an avenue to appeal decisions in which they perceive they have been dealt with unfairly, noting that although company managers may act within the "letter of the law" in their interpretation of corporate policies, it may not always be within the "spirit of the law." A Washington Post article identified an Eastman Kodak worker who appealed a decision via this process in which management was well within the letter of the law, but not necessarily the spirit of the law. A company executive from another division found in the worker's favor (Workers' Moment With Its Dispute Resolution Process, Kodak Joins a Trend *Kirstin Downey, Washington Post Staff Writer* September 21, 2003; Page F1 Section: Financial). After having been placed in an FMP status, the originator of this shareowner proposal submitted paperwork in accordance with the AT&T Sales Compensation Plan – High End Hunter Program, to receive sales compensation credit for sales production totaling $85M in which he played a significant effort. Two days prior to being put off payroll, the AT&T Government Solutions Sales Vice President noted changes and interpretations to the sales compensation plan, and would only recognize some $4M of sales compensation credit for the FMP Participant, citing a final decision by the Sales Compensation Committee. The FMP Participant approached his Human Resource (HR) partner and found that no grievance / dispute process existed within AT&T.

Justification:

Adoption of this resolution will strengthen the company's Common Bond components of Respect For Individuals – namely employees, and Highest Standards of Integrity. The presence of fair and impartial panels that address the "spirit of the law" vice the strict interpretation of the "letter of the law" should lead to higher morale and hence, improved productivity.

Shareowner Proposal #4

Be it resolved that a panel of un-biased executives be convened to review the circumstances of Mr. Anthony Vellucci's sales compensation credit to arrive at a fair and equitable sales compensation that reflects the good-faith efforts he put forth to win contracts AT&T has subsequently been awarded.

Background:

The originator of this shareowner proposal is Mr. Anthony Vellucci who resides at 9809 Bacon Court, Fairfax, Virginia. The originator of this shareowner proposal was placed in a Force Management Plan status in late August 2003. In September 2003, the company signed two major multi-year contracts with Navy customers – one for $48M over five years and one for about $29.5M over ten years. The originator of this shareowner proposal received no compensation credit under the AT&T Compensation Plan – High End Hunter Program for these signed contracts, even though he was significantly involved in the sales effort. Efforts to respond to the Government Request For Proposals (RFPs) were concluded and submitted in April 2003 for the $48M award, and early August for the $29.5M award. After having been placed in a Force Management Plan (FMP) status, the originator of this shareowner proposal documented direct involvement with sales production that totaled $85M, and submitted paperwork in accordance with the AT&T Sales Compensation Plan – High End Hunter Program. Two days prior to being put off payroll, the AT&T Government Solutions Sales Vice President noted changes and interpretations to the sales compensation plan, and would only recognize some $4M of sales compensation credit for the FMP Participant, citing a final decision by the AT&T Government Solutions Sales Compensation Committee.

Justification:

The originator of this shareowner proposal believes he has been dealt with unfairly by AT&T Government Solutions management. The good faith efforts he put forth to respond to Government RFPs were clearly expended before he was placed in an FMP status. He expended no additional effort after being placed in an FMP status since the decision to award the contracts at that time rested solely with the Government. After having been placed in an FMP status, the originator of this shareowner proposal submitted paperwork in accordance with the AT&T Sales Compensation Plan – High End Hunter Program, to receive sales compensation credit for sales production totaling $85M in which he played a significant effort. Two days prior to being put off payroll, the AT&T Government Solutions Sales Vice President noted changes and interpretations to the sales compensation plan, and would only recognize some $4M of sales compensation credit for the FMP Participant, citing a final decision by the Sales Compensation Committee. The FMP Participant approached his Human Resource (HR) partner and found that no grievance / dispute process existed within AT&T. The originator of this shareowner proposal signed an FMP agreement with AT&T that he would not bring suit against the company hence he seeks the concurrence of AT&T shareowners to resolve this issue.

AT&T

Joseph P. Gallagher
Staff Manager
Office of the Corporate Secretary

One AT&T Way
Room 3A144J
Bedminster, NJ 07921
(908) 532-1959
FAX 908 234-7884

December 23, 2003

Mr. Anthony Vellucci
9809 Bacon Court
Fairfax, VA 22032

Dear Mr. Vellucci:

This is in response to your electronic correspondence of December 16 and December 22 regarding your request for the inclusion of four shareholder proposals in the 2004 Notice of Annual Meeting and Proxy Statement.

The inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 (h) (1) requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, SEC Rule 14a-8 (b) (1) also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

AT&T's transfer agent, EquiServe, verified that you have a registered account (#52125-4210) with a balance of 18.930 shares of AT&T common stock, as well as an AT&T Employee Stock Purchase Plan account (#19810-10607) with 405.307 shares. Please be aware that you must also provide a written statement to AT&T that you intend to continue to hold the securities through the date of the meeting of shareholders.

Regarding your proposals, Rule 14a-8 (c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your submission is procedurally deficient because it contains four separate proposals. In addition, under Rule 14a-8 (d), a proposal, including the supporting statement, may not exceed 500 words. Your proposal(s) is procedurally deficient because it contains more than 500 words.

In accordance with Rule 14a-8 (f) (1), by this letter AT&T hereby provides you with the opportunity to correct the procedural deficiencies that I have referenced. The SEC Rule also requires that your response to AT&T must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,

Via FedEx

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From: Vellucci, Anthony [Anthony.Vellucci@fcbs.com]
Sent: Thursday, January 15, 2004 7:46 AM
To: Gallagher,Joseph P (Joe) - EXEC
Subject: SHAREOWNER PROPOSALS - NEXT STEPS

Joe -

My regrets in not getting the structural deficiencies corrected and back to you in time.

I actually corrected the one that I intended to send in, however proposal work efforts kept me from submitting it. Anyway, given the announcement of March 2004 pay raises in April 2005, the rate the ex-GRCI employees are leaving AT&T Government Solutions Inc. has accelerated and this may well be a moot issue by the time the annual meeting rolls around.

I am interested in pursuing the other three proposals though, two of which still impact current employees, and need to understand my rights/responsibilities under the law. Will be out of the office again today, but will try to contact you later this week, or early next week..

Can you pls let me know the location/dates of the next annual meeting? Thank you again

Tony Vellucci
Director, Navy Business Development
FC Business Systems
8001 Braddock Road
Suite 300
Springfield, VA 22151
Office (703) 321-5270
Fax (703) 764-7588

-----Original Message-----
From: Gallagher,Joseph P (Joe) - EXEC [mailto:jpgallagher@att.com]
Sent: Tuesday, January 13, 2004 12:16 PM
To: Vellucci, Anthony
Subject: Four Shareowner Proposals

Mr. Vellucci,

This is in further reference to your request for the inclusion of four shareowner proposals in AT&T's 2004 Notice of Annual Meeting and Proxy Statement. As you acknowledged in your electronic correspondence of December 29, you are in receipt of my letter of December 23 which you received on December 26.

Since AT&T has not received an amended proposal correcting the two deficiencies in your submission within the fourteen days mandated by the Securities and Exchange Commission Rule 14a-8, your proposal is procedurally deficient and would not qualify to appear in AT&T's proxy materials. However, I would like to offer you the opportunity to withdraw the four proposals.

Please contact me at your earliest convenience regarding this matter. Thank you for your interest in AT&T.

Very truly yours,
Joe Gallagher
Staff Manager

-----Original Message-----
From: Vellucci, Anthony [mailto:Anthony.Vellucci@fcbs.com]
Sent: Monday, December 29, 2003 9:38 AM
To: Gallagher,Joseph P (Joe) - EXEC
Cc: Mills-Winkler,Susan (Sue) - CFCMA
Subject: RE: SHAREOWNER PROPOSALS

Mr. Gallagher,

Just a courtesy note. Received your FEDEX and will comply with the established rules.
This is my first time in submitting shareowner proposals, so I'm going through a learning process.

I also acknowledge that the deadline for the revised proposal is due within 14 days of receipt of the FEDEX.
Thanks again.

Tony Vellucci

-----Original Message-----
From: Gallagher,Joseph P (Joe) - EXEC [mailto:jpgallagher@att.com]
Sent: Tuesday, December 16, 2003 10:00 AM
To: Vellucci, Anthony
Cc: Mills-Winkler,Susan (Sue) - CFCMA
Subject: RE: SHAREOWNER PROPOSALS

Mr. Vellucci,

As soon as I have an opportunity to review the material, I will contact you. In addition, Sue Mills-Winkler
has also forwarded your e-mail correspondence to me.

Thank you for your interest in AT&T.

Best regards,
Joe Gallagher

-----Original Message-----
From: Vellucci, Anthony [mailto:Anthony.Vellucci@fcbs.com]
Sent: Tuesday, December 16, 2003 9:47 AM
To: Gallagher,Joseph P (Joe) - EXEC
Subject: SHAREOWNER PROPOSALS

Mr. Gallagher -

As an AT&T shareowner, I am forwarding to you, attached herein, my shareowner proposals.

If you read this today, please let me know if this suffices or if I must send the proposals via mail also. If so, I will be sending them via FEDEX this evening to arrive prior to the 18 December deadline.

I believe I have provided the correct information for the background and justification sections.

I have already sent a copy to Sue Mills-Winckler at the attir@att.com email address. Plese contact me if you have any questions. Thank you for your time and effort in this matter.

Tony Vellucci
Director, Navy Business Development
FC Business Systems
8001 Braddock Road
Suite 300
Springfield, VA 22151
Office (703) 321-5270
Fax (703) 764-7588
anthony.vellucci@fcbs.com

(SEC No-Action Letter)

*1 Palatin Technologies, Inc.
Publicly Available October 1, 2003

LETTER TO SEC

August 15, 2003

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET NW

WASHINGTON, DC 20549

Re: Exclusion of proposal from shareholder Barry Schaeffer

Ladies and gentlemen:

Pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, we are filing our reasons for excluding a shareholder proposal from our proxy materials relating to our 2003 annual shareholders' meeting to be held late fall of 2003. We enclose copies of the following items:

/ Mr. Schaeffer's proposal letter dated June 5, 2003 and faxed to us on June 21, 2003;

/ Our response to Mr. Schaeffer dated June 27, 2003, advising Mr. Schaeffer of the procedural deficiencies in his proposal;

Mr. Schaeffer did not reply to our June 27 letter.

We intend to exclude Mr. Schaeffer's proposal, as revised, for failure to follow the eligibility and format requirements of Rule 14a-8, as provided in Rule 14a-8(f). We have set forth our reasons below.

1. Eligibility - stock ownership. Mr. Schaeffer has not provided information about his stock ownership necessary for us to determine his eligibility to submit a proposal. His original proposal states after his signature, "(shareholder)." Our transfer agent informed us that as of June 21, 2003, Mr. Schaeffer had been the holder of record of 900 shares of our common stock since February 13, 2003. We have no way of knowing whether Mr. Schaeffer may have held any shares in street name for a longer period. According to our own records, Mr. Schaeffer has not purchased stock in any of our private stock offerings, and is not and has never been a holder of our convertible preferred stock. We searched SEC filings of Schedules 13D and 13G, and Forms 3, 4 and 5 relating to Palatin and found no filings under the name of, or referring to, Barry Schaeffer. According to Rule 14a-8(b)(2), a shareholder who is not a shareholder of record for the requisite period, nor a report filer, must prove his eligibility by submitting a written statement of his ownership from the holder of record, verifying that he has continuously held the requisite amount of securities for at least one year. We advised Mr. Schaeffer that he had not provided the information necessary for us to determine his eligibility, and referred him to 14a-8(b)(2).

2. Eligibility - intent to hold securities. Rule 14a-8(b)(2)(i) further provides that the proposing shareholder must include his own written statement that he intends to continue holding the securities through the date of the shareholder meeting. Mr. Schaeffer did not provide such a statement. We therefore have no verification of his intent.

*2 3. Multiple proposals. We believe that Mr. Schaeffer has submitted more than one proposal, contrary to Rule 14a-8(c). His proposal is set forth in two parts. The first relates to cumulative voting, the second to ensuring annual election of all directors. We advised Mr. Schaeffer that he had submitted **multiple** proposals and referred him to Rule **14a-8(c)**. Again, Mr. Schaeffer did not respond to our letter. We believe that the question of cumulative voting is sufficiently distinct from the question of annual election that the two questions should be treated as separate proposals.

Aside from the above procedural deficiencies related to Mr. Schaeffer's multiple proposals, the proposal regarding "directors shall be re-elected by the shareholders on an annual basis" is moot, in that Palatin's by-laws require this already.

For the procedural reasons set forth above, we intend to exclude Mr. Schaeffer's revised proposal from our proxy statement for the 2003 annual meeting. We will be happy to provide you with any further information you may require for the purpose of reviewing this exclusion.

Very truly yours,
Stephen T. Wills

Chief Financial Officer

PALATIN TECHNOLOGIES, INC.

4-C Cedar Brook Drive

Cedar Brook Corporate Center

Cranbury, NJ 08512

Tel: 609 495 2200

ENCLOSURE

June 5, 2003

SECRETARY, BOARD OF DIRECTORS

PALATIN TECHNOLOGIES, INC.

4 C CEDAR BROOK DRIVE

CRANBURY, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of recent problems with placement of other stockholders' proposals. I am also sending this proposal by email to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors to take the necessary steps to:

A) Provide for cumulative voting in the election of directors, (which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit).

B) Ensure that all directors shall be re-elected by the shareholders on an annual basis."

Supporting Statement:

1. Cumulative voting increases the possibility of electing at least one director with an independent or focused viewpoint. Cumulative voting provides a voice for minority holdings.

2. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large enough to elect at least one but not all directors.

3. Many states have mandatory cumulative voting, as do National Banks. In addition, many corporations have adopted cumulative voting. If you agree, please mark your proxy FOR this resolution."

*3 Barry Schaeffer

(shareholder)

ENCLOSURE

June 27, 2003

BARRY SCHAEFFER

3601 WEST 8TH ST.

ANACORTES, WA 98221

Dear Mr. Schaeffer:

We are in receipt of your proposal which was dated June 5, 2003 but faxed to us on June 21, 2003 from Jim Scott. Please be advised that your proposal does not meet the procedural requirements of the SEC regulations governing shareholder proposals for the following reasons:

1. You have not provided the information necessary for us to determine your eligibility. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(b)(2).

2. You have presented more than one proposal. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(c).

Very truly yours,
Stephen T. Wills, CPA/MST

Chief Financial Officer

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 1, 2003

Publicly Available October 1, 2003

Re: Palatin Technologies, Inc.

Incoming letter dated August 15, 2003

The proposal relates to cumulative voting in the election of directors and the annual election of directors.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. Rule 14a-8(b) also requires a written statement that the proponent intends to hold the company's stock through the date of the shareholder meeting. We note that the proponent appears not to have provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of at least $2,000, or 1%, in market value of Palatin's voting securities for at least one year prior to submission of the proposal. It also appears that the proponent failed to provide a written statement of intent to hold those securities through the date of the annual meeting. We note, however, that Palatin failed to inform the proponent of what would constitute appropriate documentation under rule 14a- 8(b), failed to inform the proponent of his obligation to furnish a written statement of intent to hold the company's stock, and also failed to clarify that the proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received your notification under rule 14a-8(f) in Palatin's request for additional information from the proponent. Accordingly, unless the proponent provides Palatin with appropriate documentary support of ownership and a written statement of his intent to hold the company's securities, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Palatin omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

*4 There appears to be some basis for your view that Palatin may exclude the proposal because the proponent exceeded the one-proposal limitation in rule 14a-8(c). It appears, however, that the company failed to clarify that the proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received your notification under rule 14a-8(f). Accordingly, unless the proponent provides Palatin with a proposal revised to comply with rule 14a-8(c), within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Palatin omits the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 22252871 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Compuware Corporation
Publicly Available July 3, 2003

LETTER TO SEC

May 1, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF THE CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Compuware Corporation - Shareholder Proposals Submitted by Thomas

C. DeWard

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Compuware Corporation (the "Company"), has received a shareholder submission for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials"). The submission is sponsored by Mr. Thomas C. DeWard (the "Proponent").

The submission, included in full as Attachment A to this letter, includes a supporting statement and six separate and distinct proposals (each a "Proposal" and collectively the "Proposals"). Specifically, the Proponent is seeking a shareholder resolution directing the Company to take the following actions:

1. "Mr. Karmanos be required to immediately reimburse the Company for all life insurance premiums paid on this [sic] behalf plus interest from the date of payment."
2. "All printing contracts be competitively bid using a methodology that ensures all parties have an equal opportunity preferably through a bidding technique where all bids are opened simultaneously."
3. "All contracts with CSC and Compuware Arena be terminated."
4. "Mr. Karmanos be required to devote 100% of his time to increasing the sales and profitability of the Company. If Mr. Karmanos chooses not to relinquish his dual role, then his compensation be reduced accordingly."
5. "The Corporation immediately began [sic] filing SEC Form 8-k forms when any events deemed significant under Article 5 [sic] are deemed to occur."
6. "Any planned stock sales or transfers by officers or directors as part of open market sales or non open market transactions be announced through a Press Release no less than 90 days in advance of the planned transaction."

"Mr. Karmanos" referred to in the Proposals is Peter Karmanos, Jr., the Company's Chairman, Chief Executive Officer and co-founder (the "CEO").

On behalf of the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposals from its 2003 Proxy Materials for the reasons set forth below, and we respectfully request that the staff of the

Division of Corporation Finance (the "Staff") concur in the Company's view that the Proposals are properly excludable.

In accordance with Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of: (1) the Proponent's submission, including the supporting statement; and (2) this letter on behalf of the Company setting forth each basis on which it believes the Proposals may be properly excluded. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and its attachments to the Proponent, informing the Proponent of the Company's intention to exclude the Proposals from the 2003 Proxy Materials. This letter constitutes the Company's statement of reasons for omitting the submission and, in accordance with Rule 14a-8(j)(iii), also constitutes our supporting legal opinion, as counsel to the Company and attorneys duly licensed to practice in the State of Michigan (the Company's jurisdiction of incorporation). Pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

Summary of Reasons For Exclusion

*2 We believe that all of the Proposals should be excluded from the 2003 Proxy Materials for the following reasons:

A. Pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to the Company for inclusion in its 2003 Proxy Materials and did not revise the submission to include only one proposal in response to the Company's notification of this deficiency;

B. Pursuant to Rule 14a-8(i)(4), because the Proposals relate to the redress of Proponent's personal grievances against the Company and its Chairman, CEO and co-founder, Peter Karmanos;

C. Pursuant to Rule 14a-8(i)(7), because the Proposals relate to the Company's ordinary business operations;

D. Pursuant to Rule 14a-8(i)(3), because the Proposals contain false and misleading statements, and are vague and indefinite, in violation of Rule 14a-9; and

E. Pursuant to Rule 14a-8(i)(1), because none of the Proposals are a proper subject for action by shareholders under the laws of the state of Michigan.

In addition to these reasons for excluding all of the Proposals, various of the individual Proposals should be excluded for the reasons set forth below:

F. Proposal 3 should be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal requires the Company to breach existing contracts in violation of applicable law;

G. Proposal 5 should be excluded pursuant to Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

H. Proposals 1 and 6 should be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposals.

Rationale for the Exclusion of All of the Proposals

A. The Proposals should all be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponent has submitted more than one proposal to the Company for inclusion in the Company's 2003 Proxy Materials and did not revise the submission to include only one proposal in response to the Company's notification of this deficiency.

All of the Proposals should be excluded from the 2003 Proxy Materials because the Proponent submitted more than one proposal to the Company for inclusion in its 2003 Proxy Materials and, when timely notified of the violation of the Commission's rules, the Proponent failed to adequately correct it. Rule 14a- 8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one of the procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice.

*3 As required by Rule 14a-8(f)(1), the Company informed the Proponent, in a letter dated April 1, 2003, of the requirements of Rule 14a-8(c), that the Proponent would need to revise his letter of March 20, 2003 to include only one proposal, and that the Proponent had 14 calendar days from the date of receipt of the Company's letter to correct the deficiency. See Attachment B. The Proponent, in his response dated April 12, 2003, declined the opportunity to revise his previous submission. See Attachment C.

On numerous occasions similar to the circumstances at issue here, the Staff has relied on Rule 14a-8(c) and (f) to permit a company to omit a shareholder submission containing multiple proposals. See generally Fotoball USA, Inc. (Apr. 3, 2001) (stating that a shareholder proposal, which relates to the sale of the company, director independence and the formation of a shareholder advisory committee, may be omitted from the company's proxy material under Rules 14a-8(c) and (f) where the proponent exceeded the one proposal limitation); American Electric Power Co., Inc. (Jan. 2, 2001) (stating that a shareholder proposal, which relates to the tenure, meetings and compensation of the company's board of directors, may be omitted from the company's proxy material under Rule 14a-8(c) and (f) because the proponent exceeded the one proposal limitation); and IGEN International, Inc. (July 3, 2000) (stating that seven shareholder proposals, which concern increasing the number of board members and other matters, may be omitted from the company's proxy material under Rule 14a-8(f), and specifically noting that the proponent submitted more than one proposal, and that the proponent failed to reduce the number of proposals upon the company's request).

Notwithstanding the fact that the Proponent has framed his request in terms of one shareholder resolution, the Proposals submitted by the Proponent violate Rule 14a-8(c) because they consist of six separate and distinct proposals. The Staff consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a- 8(c). See, American Electric Power Co., Inc. (Jan. 2, 2001) and Fotoball USA, Inc. (May 6, 1997). In American Electric Power, the Company was permitted to exclude a proposal which, although phrased as one amendment to the articles of incorporation and/or bylaws of the company, actually amounted to four separate proposals. In Fotoball, the Staff granted the company's no-action request with respect to the exclusion of several distinct shareholder proposals requiring minimum director shareholdings, and payment of directors in stock or options, and prohibiting non-employee directors from performing other services for the company, even though the proposals were phrased as one recommendation. The Staff's position in these letters was consistent with the intent of Rule 14a-8, since to determine otherwise would exalt form over substance and allow infinite proposals as long as they were framed as one resolution.

***4** In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. See Securities Exchange Act Release No. 12999 (Nov. 22, 1976). For example, in Computer Horizons Corp. (Apr. 1, 1993), a shareholder submitted a proposal recommending that the board modify or terminate each plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Since the elements of this proposal all related to the single concept of eliminating anti-takeover defenses, they were deemed to constitute one proposal. See also, Lockheed Corp. (Mar. 11, 1994) (proposal requesting suspension of management incentive compensation plan and reinstatement of employees at specified compensation levels constituted one proposal).

Unlike the proposals at issue in Computer Horizons and Lockheed, the Proposals here are not related to a single, well-defined unifying concept. Instead, as in American Electric Power and Fotoball, the Proposals submitted by the Proponent relate to a variety of concepts, including an outstanding compensatory obligation relating to the Company's CEO, its procurement policy for printing services, its promotional contracts with entities relating to its CEO, the amount of time and effort spent by the CEO on Company business, the timing of the Company's Form 8-K filings and pre-announcements of intended sales of Company stock by the Company's directors and officers generally. Even if the Proponent's submission is read in a light most favorable to the Proponent, the Proposals relate to at least three separate and distinct concepts, as stated by the Proponent: "My proposal is intended to bring more transparency and corporate governance while eliminating the self-dealings of Mr. Karmanos and his partner, thus increasing earnings. Furthermore, it is intended to eliminate any stock sales by corporate officers and directors without first notifying existing and potential shareholders." See Attachment A (Proponent's letter of April 12, 2003).

The Proponent's request contains **multiple** proposals contrary to Rule **14a- 8(c)**, the Company provided timely notice of this deficiency as required Rule 14a-8(f)(1) and Proponent failed to correct the deficiency. Accordingly, it is our view that the Company may exclude the Proposals from the 2003 Proxy Materials.

B. The Proposals should all be excluded pursuant to Rule 14a-8(i)(4), because the Proposals relate to the redress of Proponent's personal grievances against the Company and its Chairman, CEO and co-founder, Peter Karmanos.

1. Background

***5** The Proponent owns 4,500 shares of Company common stock, which he claims to have purchased during February 28 and March 20, 2002. At the time of the purchases, the Company's stock was trading between $11.20 and $13.29 per share. In April 2002, the Company publicly announced that it was reorganizing its North American and European professional services operations, and as a result would take a restructuring charge against the Company's fourth quarter FY02 earnings. Also in April 2002, the Company publicly released preliminary guidance on its fourth quarter FY02 earnings. Following these announcements, the Company's stock price decreased markedly, resulting in a loss of investment value to the Company's shareholders, including the Proponent.

Almost immediately, the Proponent began to express his frustration and displeasure about the decrease in value of his investment. He contacted the Company at the end of April demanding that the Company reimburse him for the full amount of his investment plus interest, and threatening Commission involvement and legal action in connection with a transaction by an officer of the Company that the Proponent alleged had violated insider trading rules. As a result of the Proponent's allegations, the Company conducted an internal investigation of the officer's stock transaction and found no evidence of any wrongdoing, as the officer had no advance knowledge of the contents of the announcements. The Company notified the Proponent of its determination on May 9, 2002 and refused the Proponent's demand for payment. The Proponent, not satisfied with this outcome, subsequently submitted numerous e-mails and other correspondence to the Company and various other parties, including most notably:

(i) a letter to the Commission's Division of Enforcement on May 12, 2002 seeking an investigation into alleged insider trading;

(ii) an e-mail to the Company's officers and legal department on July 6, 2002, with a copy to a reporter at the Detroit Free Press, demanding that his full investment be returned with interest, and threatening legal action if the Company did not comply;

(iii) a letter to the Commission's Office of the Secretary on July 22, 2002 seeking an award of a bounty under Section 21A(e) of the Securities Exchange Act of 1934, as amended;

(iv) an e-mail to the Company's Director of Corporate Communications and Investor Relations on August 15, 2002, with a copy to reporters at the Detroit News and the Detroit Free Press, alleging the certifications by the Company's CEO and the CFO in the Quarterly Report on Form 10-Q for the period ended June 30, 2002 were fraudulent, threatening to again seek Commission involvement and to initiate Federal Bureau of Investigation involvement; and

(v) an e-mail to the Detroit office of the FBI on August 20, 2002 seeking an investigation into alleged insider trading.

To the Company's knowledge, no enforcement action has been taken by the Division of Enforcement or the FBI in response to Proponent's correspondence and no bounty has been paid. In addition to the correspondence noted above, the Proponent sent the Company a number of additional letters and e-mails, replete with threats of legal action and whistleblowing, as well as false accusations as to dishonesty, fraud and other unethical behavior on the part of the Company's employees.

***6** In addition, the Proponent demanded, and was granted, an opportunity to speak at the 2002 Annual Meeting of Shareholders. At that meeting the Proponent used his allotted time primarily to publicly vent his frustration due to the lost value of his stock and to attempt to embarrass the Board of Directors of the Company, management and the CEO by publicly questioning their integrity and competence. Specifically, he focused his statements on the items he had raised in his correspondence with the Company and on the compensation and related party transactions which he now addresses in the Proposals. The Proponent also raised issues similar to those cited in these Proposals, including payment of the CEO's life insurance premiums. Following the 2002 Annual Meeting, the Proponent was quoted in an article in Crain's Detroit Business on September 2, 2002, citing again his loss of investment, and further criticizing the Company and its Board, questioning the directors' qualifications and their ability to effectively govern the Company.

The Proponent now seeks to include the Proposals in the Company's 2003 Proxy Materials. The Company believes that the sole reason for requesting inclusion of the Proposals is to pressure the Company and its CEO, through public criticism and negative publicity, to agree to his demand for payment. For the reasons asserted below, the Company is entitled to omit the Proposals pursuant to Rule 14a-8(i)(4) because they seek to redress a personal grievance against the Company.

2. Rule 14a-8(i)(4) and Staff No-Action Letter Precedent

Rule 14a-8(i)(4) provides that a proposal may be omitted when it relates to the redress of a personal claim or grievance or is designed to further a personal interest of a shareholder which is not shared by the other shareholders at large. The purpose of Rule 14a-8 is to provide shareholders with a means to communicate with other shareholders on matters of mutual concern, with subsection (i)(4) in place to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends" when the issuer's other security holders do not share the proponent's interest or desired benefit. Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). Further, a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance, Securities Exchange Act Release No. 34-19135 (Oct. 14, 1982). The design of the proposal may be to redress a personal grievance even if the subject matter of the proposal does not relate specifically to the personal grievance. Burlington Northern Santa Fe Corp. (Feb. 5, 1999). In instances of pending litigation, it has long been recognized that Rule 14a- 8(i)(4) is not intended to provide an alternate forum in which a litigant involved in pending litigation against a company can advance his personal interests in his lawsuit. KeyCorp (Feb. 22, 2001).

*7 This submission by the Proponent of the Proposals is the latest in a long line of steps designed to redress his personal grievance - namely, seeking to harass, pressure and manipulate the Company and its CEO (who is mentioned by name three times in the Proposals) into compensating him for the decrease in his investment. The Proponent's e-mail correspondence of July 6, 2002 to the Company's officers and legal department is revealing of the Proponent's true intentions with his submission of the Proposals. In that correspondence, he demands that his full investment be paid with interest and threatens legal action against the Company, its officers and directors and its accountants if it does not comply. Particularly illuminating is the Proponent's statement that "[t]he angrier I get the more questions I will develop," making clear that he intends to make himself as much of a nuisance as he possibly can until the Company gives into his demands. The fact that the Proposals are couched in terms which appear superficially to be of general interest to shareholders cannot and does not change the fact that they are designed to provide a forum for the Proponent to seek redress of his personal grievance. As the Proponent has not yet been successful in his efforts with the Company, the Commission or the FBI, he is now attempting to use the shareholder communication process to advance his personal interest by harassing and attempting to embarrass the Company and its CEO, against whom several of the Proposals are directed, in an attempt to pressure them into acceding to Proponent's demands.

In Unocal Corp. (Mar. 30, 2000), we note that the Staff granted no-action relief under Rule 14a-8(i)(4) in connection with a proposal made by the Proponent. While the circumstances in Unocal were somewhat different from those in this case, we note that the Proponent has a history of attempting to use all available means, including the shareholder communication process, to satisfy his personal agenda. The Company should not be required to include the Proposals in its 2003 Proxy Materials and provide, at Company expense, a public forum for the Proponent to fight his personal battle against the Company.

C. The Proposals should all be excluded pursuant to Rule 14a-8(i)(7), because the Proposals relate to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained in Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations.

*8 The first [consideration] relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

It is our view that each of the Proposals may be omitted from the Company's 2003 Proxy Materials because they are fundamental to management's ability to run the Company and because they impermissibly attempt to micro-manage various aspects of the Company's ordinary business operation.

1. Selection of Suppliers

In his Proposal 2, Proponent is seeking to require that "[a]ll printing contracts be competitively bid using a methodology that ensures all parties have an equal opportunity preferably through a bidding technique where all bids are opened simultaneously." Proposal 3 would require the Company to terminate all contracts with two organizations the Company uses to promote and advertise its business.

The process by which the Company determines which supplier(s) it will use to fulfill its day-to-day printing needs is clearly a task that falls squarely within the purview of management. In addition, the manner in which the Company chooses to promote its name, image and products and the means by which the Company chooses to do so, are also essential management decisions. As suggested by the Commission in its 1998 Release, the retention of suppliers is among those tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. It is simply not feasible to subject decisions about printing and marketing suppliers to shareholder oversight, and would substantially interfere in management's daily operation of the Company's business.

2. Public Reporting Issues

Proposals 5 and 6 relate to reporting by the Company of "significant" events on Form 8-K and pre-announcement of intended stock sales by insiders by press release. The determination of when to make public announcements of events is fundamental to the management of the business, as the premature announcement of events or the announcement of events that should otherwise be kept confidential could have a material adverse effect on the results of operations and financial condition of the Company.

*9 Indeed, to the extent Proposal 6 is intended to require the Company to make the preannouncement of intended stock sales by insiders, announcements by the Company of intended stock sales or transfers that may never occur could have a materially adverse effect on the Company's stock price, to the detriment of its shareholders, and could subject the Company to shareholder lawsuits in the event such sales do not occur and shareholders are harmed. The Company is mindful of its disclosure obligations under the securities laws and the rules of the Nasdaq Stock Market, and believes that the mandatory disclosure obligations contained in Proposals 5 and 6 may in certain circumstances conflict with those obligations. As a result, the determination of when, what and how to disclose information is best left to management to make under the circumstances prevailing at the time.

3. Executive Compensation Issues

Proposals 1 and 4 relate to compensation of the Company's CEO. Specifically, Proposal 1 would require the CEO to "immediately reimburse the Company for all life insurance premiums paid on [his] behalf plus interest from the date of payment." Proposal 4 would require the Company to reduce the CEO's compensation based on the amount of time the CEO devotes to "increasing the sales and profitability" of the Company.

We are aware of the Staff's position that executive compensation matters are generally not excludable under the first prong of the Staff's Rule 14a- 8(i)(7) analysis due to the social policy issues raised by this type of proposal. See Baltimore Gas and Electric Co. (Feb. 13, 1992). We do not interpret the Staff's position, however, to mean that every proposal addressing executive compensation automatically falls outside the realm of Rule 14a 8(i)(7). As stated in the 1998 Release, proposals that micro-manage companies remain excludable under the second prong of the Staffs Rule 14a- 8(i)(7) analysis. Our view is that Proposals 1 and 4 do not relate to a significant social policy issue, as that term was contemplated in Baltimore Gas and the 1998 Release. The level of specificity in these Proposals reaches far beyond that needed to further a broad policy goal relating to the components and amount of executive compensation, and instead is nothing more than a personal attack on the CEO and an attempt to require his family members to prepay a future obligation to the Company. As a result, Proposals 1 and 4 are excludable from the 2003 Proxy Materials under Rule 14a-8(i)(7).

In addition, these Proposals impermissibly attempt to micro-manage the Company's executive compensation decisions. In a long line of precedents analogous to Proposals 1 and 4, the Staff has consistently permitted the exclusion of shareholder proposals that seek to micro-manage a particular aspect of a company's activities. For example, the Staff generally does not permit exclusion of shareholder proposals on ordinary business grounds where the proposal addresses the policy issue of whether or not a company should make charitable contributions. See General Mills, Inc. (June 25, 1998) and Aluminum Co. of America (Dec. 19, 1997). However, the Staff will permit the exclusion of shareholder proposals that seek to micro-manage the company by requiring that a company contribute or not contribute to specific charitable organizations. See The Procter & Gamble Co. (Feb. 4, 2003), Bank of America Corp. (Jan. 24, 2003), and Johnson & Johnson (Jan. 15, 2003). Similarly, while some shareholder proposals that deal generally with executive compensation may deal with "sufficiently significant social policy issues" such that they may not be omitted under the ordinary business exception, shareholder proposals such as Proposals 1 and 4 that attempt to micro-manage the Board's determination of the manner in which it will compensate its CEO and the specific components of that compensation should continue to be excludable under Rule 14a-8(i)(7).

D. The Proposals should all be excluded pursuant to Rule 14a-8(i)(3) because the Proposals contain false and misleading statements, and are vague and indefinite, in violation of Rule 14a-9.

1. False and Misleading

***10** Rule 14a-8(i)(3) provides that a company may properly omit from its proxy materials a proposal that, along with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits materially false or misleading statements in proxy solicitation materials. In particular, Rule 14a-9(a) states that no solicitation shall be made which is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. In addition, unfounded assertions and inflammatory rhetoric representing a proponent's unsubstantiated personal opinion have been viewed by the Staff as contrary to Rule 14a-9, and consequently excludable from proxies under Rule 14a-8(i)(3) unless appropriately and substantially revised. See SI Handling Systems, Inc. (May 5, 2000).

The Proposals should be excluded under Rule 14a-8(i)(3) because they portray opinions as statements of fact, contain unsubstantiated assertions, omit material facts and contain false and misleading information, including the following:

• The statement in the first paragraph of Proponent's submission that "the purpose of this Proposal is to require the full and undivided attention of Mr. Karmanos, ...", the statement in Proposal 4 that "Mr. Karmanos be required to devote 100% of his time to increasing the sales and profitability of the Company" and the statement in the last "whereas" clause in Proponent's submission that "[a]ccording to the Carolina Hurricanes' website, Mr. Karmanos holds the title of Principal Owner/Governor and Chief Executive Officer of the Carolina Hurricanes and is a frequent visitor to Raleigh," taken together, constitute inflammatory rhetoric and falsely imply that the Company's decline in sales and profitability are the result of the CEO's failure to fulfill his duties to the Company. That proposition is nothing more than an unsubstantiated personal opinion based on Proponent's personal animus. In addition, these statements are materially and intentionally misleading as they (i) fail to acknowledge the numerous factors discussed in the Company's periodic reports filed with the Commission which have contributed to the decline in the Company's results, many of which are outside the Company's and the CEO's control, and (ii) fail to acknowledge the statement on the Carolina Hurricanes' website (just below the language quoted by Proponent) that "Karmanos lives in suburban Detroit with his wife Debra, where he oversees daily operations at Compuware." The Proponent knew or should have known of these omitted facts.

***11** • The statement in Proposal 4 that "[i]f Mr. Karmanos chooses not to relinquish he dual role, then his compensation be reduced accordingly" is intentionally misleading in that it implies that the Board and the Compensation Committee have not already taken into account the CEO's ongoing role at and contributions to the Company, and his outside interests, in determining his compensation. The material facts relating to the CEO's outside business activities, in which he has been involved for many years and well before the recent downturn in results, as well as his intimate involvement in Company operations, are well known to the Board and the Compensation Committee and have been disclosed in the Company's proxy materials in prior years. As a result, the Proponent knew or should have known of these omitted facts.

• Proposal 1 and the related "whereas" clause which recites that the Company has paid for life insurance premiums on the life of the CEO and that the Company is not the beneficiary of the policies imply without factual support that the payment of these premiums as part of his compensation was improper. Michigan law gives the board of directors wide latitude to determine executive compensation and we are not aware of any reason why the insurance premium arrangement would be impermissible. Proponent's statements are therefore false and materially misleading.

• Proposals 2 and 3, the related "whereas" clauses in support of Proposals 2 and 3, and other statements in support of the Proposals generally, including the statement that the Proposals seek to "eliminate any self-dealings in order to improve the bottom line profitability of the Company," imply falsely and without factual support the notion that such contracts and relationships are unfair or unfavorable to the Company and that they negatively affect the Company's results of operations. In addition, Proposal 2 falsely implies that the Company's printing contracts are not open for competitive bidding, when in fact the Company solicits bids on some printing contracts when it believes it can obtain more favorable contract terms, a better quality product and/or better service. Proponent fails to disclose the Board's determination, as disclosed in its proxy statements, that the printing business with the firm owned by the CEO's brother is on terms no less favorable than could have been obtained from unaffiliated third parties. Moreover, Proponent fails to disclose any facts to substantiate his implication that the printing and promotional contracts are unfavorable to the Company or have any negative effect on its results of operations. In fact, the Board has informally determined that these contracts are in the Company's best interests and the Company believes they are beneficial to the Company's results.

• Proposal 5, which seeks to require the Company to "immediately began [sic] filing SEC Form 8-K" for significant events, falsely implies that the Company does not currently comply with this requirement. The Company has in the past and will continue in the future to report events on Form 8-K as required by such rules and regulations of the Commission or as may be appropriate under the circumstances.

2. Vague and Indefinite

***12** The Staff has also recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. Philadelphia Electric Co. (July 30, 1992). See also IDACORP, Inc. (Jan. 9, 2001) (Staff agreeing that a shareholder proposal recommending that the board of directors report details of merger discussions with any publicly traded company or any company with a specified dollar value of assets "if its service area is outside the United States of America" was so vague and indefinite as to be inconsistent with Rule 14a-9 and excludable under Rule 14a-8(i)(3)); and Occidental Petroleum Corp. (Feb. 11, 1991) (Staff indicating that a proposal relating to a share repurchase was so unclear that the shareholders would not know "exactly what action any shareholders voting for the proposal would expect the [c]ompany to take" and that it was "unclear what action the [c]ompany would be required to take if the proposal were adopted.").

Several of the Proposals offered by the Proponent are so vague and indefinite that not only would the shareholders voting on the Proposals not be able to determine exactly what measures would be required, but neither would the Company be able to determine such action. For example:

• Proposal 1 requiring early payment of insurance premiums with interest from the date of payment fails to indicate the required interest rate and whether there should be any deduction from such payment for benefits received by the Company as a result of such payments.

• Proposal 2 requiring printing contracts to be "competitively bid" using "a methodology" that ensures all parties have an "equal opportunity" leaves unclear exactly what process would be required if the proposal was adopted.

• Proposal 4 requiring the CEO to "devote 100% of his time to increasing the sales and profitability" of the Company, and requiring the Company to "reduce" his compensation "accordingly" for failure to "relinquish his dual role," leaves open the question of what constitutes "100%" of the CEO's time, the method of assessing whether such requirement has been complied with, and how to determine if such efforts are "increasing the sales and profitability" of the Company.

• Proposal 5 requiring Form 8-K reporting by the Company when "events deemed significant under Article 5 [sic] are deemed to occur" leaves open the questions of what is considered "significant," who is supposed to determine whether an event is "significant" and what a Form 8-K reporting such an event should say (since there are no specific disclosure requirements under Item 5).

***13** • Proposal 6 requiring "planned stock sales or transfers by officers and directors ... be announced through a Press Release" at least 90 days in advance of the transaction fails to explain how such a requirement would be implemented, the consequences of a failure to make the required disclosure, whether such action is required of the officers and directors individually or the Company, and whether unplanned stock sales or transfers would be covered by the proposed requirement and, if so, what constitutes an unplanned stock sale or transfer.

As described above, the submission contains numerous statements that are so vague, false, misleading, inaccurate and unsubstantiated that they cannot be corrected or cured. No amount of "wordsmithing" could correct these deficiencies, which are at the very heart of Proponent's submission. Accordingly, under Rules 14a-8(i)(3) and 14a-9, it is our view that the submission and the Proposals may be excluded from the Company's 2003 Proxy Materials. In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposals and supporting statement should be excluded in their entirety, we respectfully request that the Staff recommend revision of the Proponent's submission, including the Proposals.

E. The Proposals should all be excluded under Rule 14a-8(i)(1), because none of the Proposals is a proper subject for action by shareholders under the laws of the state of Michigan.

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Because the Proposals are phrased in mandatory, rather than precatory, language and would therefore be mandatory and binding on the Company if approved, the Proposals may be excluded under Rule 14a-8(i)(1).

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violates Rule 14a-8(i)(1). See Kmart Corp. (Mar. 27, 2000) (stating a shareholder proposal, which mandates that all bonuses be voted on by the shareholders and limited to 10% of the annual salaries of the executive officer's compensation, may be excluded from the company's proxy material under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, unless the proponent provides a proposal recast as a recommendation or request within seven calendar after receipt of the Staff's response).

***14** The note to paragraph (i)(1) supports this provision of the Rule, noting that certain proposals are often not considered proper under state law if they would be binding on the company if approved by shareholders. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states that: "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

In this regard, Section 501 of the Michigan Business Corporation Act (the "MBCA") states that the "business and affairs of a corporation shall be managed by or under the direction of its board, except as otherwise provided in this act or in its articles of incorporation." The Proposals, if approved by the shareholders, mandate that the Board and the Company take the actions listed in the Proposals, rather than recommending that the Board take such actions. In essence, the Proposals require the Board to take the proposed actions, and do not leave the Board with the option to exercise the judgment reserved to it under Michigan law to either consider the actions required by the Proposals or ignore them altogether. As a result, the Proposals encroach on the Board's statutory authority to direct the management of the Company's affairs. Therefore, the Proposals are not a proper subject for shareholder action under the laws of the state of Michigan, and may be properly excluded from the Company's 2003 Proxy Materials.

Rationale for Exclusion of Certain Individual Proposals

F. Proposal 3 should be excluded under Rule 14a-8(i)(2) and Rule 14a- 8(i)(6) because the Proposal requires the Company to terminate and thereby breach existing contracts in violation of applicable law.

In Proposal 3, the Proponent seeks to require the Company to terminate all contracts with Compuware Sports Corporation ("CSC") and "Compuware Arena" (the "Arena"). It is our understanding that the only material agreements between the Company and CSC or the Arena are a Promotion Agreement dated September 8, 1992 between the Company and CSC, and an Advertising Agreement dated December 1, 1996 between the Company and Arena Management Company (d/b/a Detroit Whalers). The material facts relating to both contracts have been described in the Company's previous proxy statements, and both contracts have been filed with and are publicly available from the Commission. Both contracts are currently in full force and effect.

Proposal 3, if approved by the shareholders, would require the Company to unilaterally terminate these contracts in breach of its obligations thereunder, which would be a violation of state law. Such an action by the Company would constitute an actionable breach of contract by the other contracting parties, even if mandated by the Company's shareholders.

***15** Rule 14a-8(i)(2) permits exclusion of a proposal which, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. Rule 14a-8(i)(6) permits exclusion of a proposal if the company would lack the power or authority to implement the proposal.

The Staff has consistently held that shareholder proposals that require a company to breach existing agreements thereby violating state law may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6). For example, in NetCurrents, Inc. (June 1, 2001) the company was permitted to omit a shareholder proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it could have caused the company to breach existing employment agreements or other contractual obligations. See also The Goldfield Corp. (Mar. 28, 2001) (permitting omission of a shareholder proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing severance agreements); International Business Machines Corporation (Feb. 27, 2000) (permitting omission of a shareholder proposal which related to terminating and renegotiating the CEO's retirement package under Rule 14a-8(i)(2)); and Whitman Corp. (Feb. 15, 2000) (permitting omission of shareholder proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach an existing merger agreement).

G. Proposal 5 should be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Proposal 5 would mandate that the Company "immediately [begin] filing SEC Form 8-K forms when any events deemed significant under Article [sic] 5 are deemed to occur." Rule 14a-8(i)(10) allows a company to omit a proposal "[i]f the company has already substantially implemented the proposal." As a public company subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, the Company is already required to file current reports pursuant to Rule 13a-11. As such, the Company has adopted a policy of publicly disclosing information it deems significant to investors in compliance with the laws, rules and regulations of the Commission. In Kaneb Services, Inc. (Mar. 15, 2000), the Staff allowed the company to omit a shareholder proposal that the board of directors create a special committee with the goal of maximizing shareholder value, where the board of directors had already created such a committee. Much like the proposal at issue in Kaneb Services, shareholder approval of Proposal 5 would be duplicative of the Company's current policy and practices.

H. Proposals 1 and 6 should be excluded under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposals.

***16** Proposal 1 would require the CEO to "immediately reimburse...all life insurance premiums paid on [his] behalf plus interest from the date of payment."

Proposal 6 would require that "[a]ny planned stock sales or transfers by officers or directors" be publicly announced via a press release "no less than 90 days in advance of the planned transaction." Rule 14a-8(i)(6) allows a company to omit a proposal "[i]f the company would lack the power or authority to implement the proposal." It is our view that the Company does not have the power or authority to implement Proposals 1 or 6 and, as a result, such Proposal should be excluded from the 2003 Proxy Materials.

With respect to Proposal 1, the Company has entered into several Collateral Assignments with the beneficiaries of the life insurance policy applicable to the CEO. Under assignments, the Company is required to make minimum payments toward the policy premiums and has an interest in the death benefit and cash surrender value of the policy equal to the aggregate amount of the premiums paid by the Company. There is no provision in the assignments requiring the assignors to pay interest when the premium amounts are paid or permitting the Company to unilaterally alter the terms of the assignments.

Likewise, the Company does not possess the power or authority to implement Proposal 6. First, it is highly unlikely that stock sales or transfers would be anticipated at least 90 days prior to the transaction, unless the sale or transfer were scheduled to occur pursuant to a predetermined plan, such as one contemplated by Rule 10b5-1. Sales typically occur in light of then-current market conditions and the seller's need for cash at the time. Moreover, it may well be the case that a sale contemplated at least 90 days in advance may not occur because of changes in market conditions or the seller's need for cash during the intervening period. As a result, it would be impracticable for a director or officer to comply with the shareholder mandate. The Commission's rules implicitly recognize the impracticability of requiring such advance notice. For example, the notice of future sales required by Rule 144, which is a safe harbor from the registration requirements of the Securities Act of 1933 for affiliates of an issuer, need not be filed with the SEC until the seller places the sell order with his or her broker or actually executes the sale with a market maker. In addition, the transaction reports (Forms 3, 4 and 5) required by Rule 16a-3 and Section 16(a) of the Securities Exchange Act of 1934 notifying the market of transactions in an issuer's stock by its officers and directors are not required to be filed until after the transactions occur - no advance notice to the market of an intention to sell is required.

***17** Second, individual officers and directors have no practical means of issuing the required advance notice press release, even if the shareholder resolution were considered by them to be binding. Thus, the only practical way to implement Proposal 6 would be for the Company to adopt a policy requiring its directors and officers to notify the Company in advance of the sale and for the Company to issue the press release. The Company would be unable to enforce such a policy to the degree necessary to ensure compliance in every instance, and unable to require such a director or officer to "unwind" a stock transaction for which the 90 day notice was not given.

Conclusion

Based upon the foregoing analysis, we respectfully request on behalf of the Company that the Staff take no action if the Company excludes the Proponent's Proposals from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to discuss the matter, on behalf of the Company, prior to any final decision thereon. If there are any questions or further information required, please contact me at (313) 568-5434.

Respectfully submitted,
Mark A. Metz

DYKEMA GOSSETT PROFESSIONAL LIMITED LIABILITY COMPANY

400 Renaissance Center

Detroit, Michigan 48243-1668

Telephone (313) 568-6800

ENCLOSURE

March 20, 2003

MR. THOMAS COSTELLO, JR., SECRETARY

COMPUWARE CORPORATION

31440 NORTHWESTERN HIGHWAY

FARMINGTON HILLS, MICHIGAN 48334-2564

Subject: Shareholder Proposal

Dear Mr. Costello:
I am submitting a Shareholder Proposal ("Proposal") for inclusion in Compuware Corporation's 2003 Proxy Statement to be voted on at the 2003 Annual Meeting.

I own 4,500 shares of Compuware Corporation ("Compuware" or "Company") stock in an IRA account at Fidelity Investments. The purchases were made in March, 2002, the last purchase having been made on March 20, 2002. If you require specific documentation of my ownership, please advise. I plan to hold the stock through the date of the 2003 Annual Meeting.

I have been unsuccessful in finding a copy of the Company's bylaws on the Company website but I assume my Proposal meets the requirements. If it does not, please provide me a copy of the bylaws or reference an SEC filing where I may obtain a copy and correct any violations.

I believe this Proposal meets all the applicable SEC requirements.

Shareholder Proposal:

The purpose of this Proposal is to require the full and undivided attention of Mr. Karmanos, Chairman of the Board and Chief Executive Officer, to eliminate any self-dealings in order to improve the bottom line profitability of the Company and to make the Company more transparent through a release of information.

Whereas: Compuware Corporation has experienced declining sales and revenues but in spite of this, Mr. Karmanos' salary was increased in fiscal 2002 and he was paid a special cash bonus in April, 2001.

*18 Whereas: Compuware Corporation pays and has paid $185,000 annually for a number of years for life insurance premiums on the life of Mr. Karmanos. It appears that Compuware is not the beneficiary of the policies.

Whereas: Over $1 million dollars for printing services was paid to a firm owned by Mr. Karmanos' brother in fiscal 2002.

Whereas: The Company paid Compuware Sports Corporation ("CSC") $840,000 in fiscal 2002 under an automatically renewing contract entered into in 1992 for a Promotion Agreement to promote and sponsor the business. The sole owners of CSC are Mr. Karmanos and Mr. Thewes.

Whereas: The Company entered into a 20 agreement in 1996 to name a sports arena owned by Mr. Karmanos and Mr. Thewes, "Compuware Arena". Pursuant to a Promotion and Advertising agreement, $250,000 was paid to CSC and Compuware Arena in 2002.

Whereas: According to the Carolina Hurricanes website, Mr. Karmanos holds the title of Principal Owner/Governor and Chief Executive Officer of the Carolina Hurricanes and is a frequent visitor to Raleigh.

Therefore Be It Resolved that Compuware take the following actions:

In order to improve profitability and transparency:

Mr. Karmanos be required to immediately reimburse the Company for all life insurance premiums paid on this behalf plus interest from the date of payment.

All printing contracts be competitively bid using a methodology that ensures all parties have an equal opportunity preferably through a bidding technique where all bids are opened simuitaneously.

All contracts with CSC and Compuware Arena be terminated.

Mr. Karmanos be required to devote 100% of his time to increasing the sales and profitability of the Company. If Mr. Karmanos chooses not to relinquish his dual role, then his cempensation be reduced accordingly.

The Corporation immediately began filing SEC Form 8-k forms when any events deemed significant under Article 5 are deemed to occur.

Any planned stock sales or transfers by officers or directors as part of open market sales or non open market transactions be announced through a Press Release no less than 90 days in advance of the planned transaction.

End of Shareholder Proposal

Sincerely,
Thomas C. DeWard

ENCLOSURE

April 1, 2003

MR. THOMAS C. DEWARD

25806 GLOVER COURT

FARMINGTON HILLS, MI 48335-1236

Re: Shareholder Proposal

Dear Mr. DeWard:

We are in receipt of your letter dated March 20, 2003 submitting a proposal for inclusion in our 2003 annual meeting proxy statement. For our continued consideration of your proposal, we draw your attention to the following:

1. SEC Rule 14a-8 provides that we need not include a proposal from a shareholder unless that shareholder holds a minimum amount of our shares for at least one year prior to the date of submission of the shareholder proposal, and continues to hold those shares through the date of the annual meeting. A search of our records indicates that you are not the record holder of the shares which you purport to hold. As you offered in your letter, please provide us with a written statement from your broker (or whomever is the record owner of the shares) verifying that you (i) held your 4,500 shares for at least a year prior to the date of your letter, and (ii) continue to be the beneficial owner of those shares. This statement should also reconfirm your intention to hold your shares through the annual meeting date. Also, please confirm that you or a qualified representative plan to attend the meeting to present your proposal in person as Rule 14a-8 requires.

*19 2. As you know, Rule 14a-8 includes a number of other procedural requirements for proper submission of a shareholder proposal. One of these rules is that a shareholder is limited to one proposal for a particular shareholder's meeting. Your letter appears to include several proposals. Please limit your proposal to one of the items you have listed on page 2 of your letter.

3. As indicated in a letter dated March 24, 2003, a copy of the Amended and Restated Bylaws of Compuware Corporation can be found attached as Exhibit 3(i).5 to our September 30, 2001 Form 10-Q. Please refer to Section 1.11(a) to determine the additional information you must provide to us in connection with your proposal before we can consider including it in the proxy statement. In addition to the information you have already provided, you will need to provide, among other things, a discussion of the reasons for making your proposal at the meeting and any material interest you or the record holder have in the proposal. Please keep in mind that Rule 14a-8 limits your proposal and supporting statement to a total of 500 words. Your proposal and supporting statement should be submitted in exactly the form in which they would appear in the Proxy Statement.

In order to preserve your rights under Rule 14a-8 to have your proposal considered for inclusion in our 2003 annual meeting proxy statement, you must provide the information requested above and correct any deficiencies within fourteen (14) calendar days from the date you receive this letter.

Sincerely,

Thomas Costello, Jr.

Vice President, General Counsel and Secretary

ENCLOSURE

April 12, 2003

MR. THOMAS COSTELLO, JR., VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

COMPUWARE CORPORATION

31440 NORTHWESTERN HIGHWAY

FARMINGTON HILLS, MICHIGAN 48334-2564

Dear Mr. Costello:

Pursuant to your letter of April 1, 2003, I am submitting the following as well as a letter from Fidelity Investments, stating that I have continuously owned 4,500 shares of Compuware Corporation stock since March 20, 2002. I plan to hold the Compuware stock through the date of the annual meeting. I plan to attend the annual meeting to present my proposal.

I disagree with you that my proposal violates Rule 14a-8. I copied the following from the SEC website.

a. "Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

Clearly, I have only submitted one Shareholder Proposal. While a number of items may be discussed, it is only one Proposal.

I am including Section 1.11 of the Amended and Restated Bylaws that I have copied from the SEC filing you referred to. I believe my Proposal complies with all provisions.

***20** I am submitting the proposal because I believe Compuware Corporation must place the interests of its shareholders first and foremost. I purchased the stock following a very positive earnings release. Soon thereafter, Compuware released information that had a very negative impact on the stock price. Compuware's revenues and earnings continue to decline. My proposal is intended to bring more transparency and corporate governance while eliminating the self-dealings of Mr. Karmanos and his partner, thus increasing earnings. Furthermore, it is intended to eliminate any stock sales by corporate officers and directors without first notifying existing and potential shareholders. Shareholders should know in advance when officers and directors are planning to sell or otherwise dispose of their shares.

You should also note that my proposed Shareholder Proposal already lists the reasons for the proposal.

I don't have any material interest in the Proposal other than being a shareholder who has lost a significant amount of money on his investment.

The proposal I previously submitted is how the Proposal should read in the Proxy

Statement. I am hopeful the Board will recommend adoption of my Proposal as part of the Proxy Statement.

"Section 1.11. ADVANCED NOTICE PROVISIONS.

(a) Annual Meetings of Shareholders. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the directors or (iii) by any shareholder of the Corporation who was a shareholder of record both at the time of giving of notice provided for in this Section and at the time of the annual meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section. For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of the preceding sentence, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by shareholders. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60-days from such anniversary date or if the Corporation has not previously held an annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of a postponement or adjournment of an annual meeting to a later date or time commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director of the corporation if elected), (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (x) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and (y) the number of each class of shares of the Corporation which are owned beneficially and of record by such shareholder and such beneficial owner.

***21** Notwithstanding anything in the second sentence of this paragraph (a) to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation."

Sincerely,
Thomas C. DeWard

ENCLOSURE

April 4, 2003

THOMAS C. DEWARD

25806 GLOVER CT.

FARMINGTON HILLS, MI 48335-1236

Dear Mr. Deward:
This letter is in response to our telephone conversation yesterday regarding your Fidelity Rollover IRA.

I can confirm that you have continuously owned 4,500 shares of Compuware (CPWR) in your Fidelity Rollover IRA, from March 20, 2002 to present date.

I hope this information is helpful. If you have any further questions, please call me at 800-790-0851, extension 7938. Thank you for choosing Fidelity Investments. We appreciate your business and look forward to serving you in the future.

Sincerely,
John Sinclair

Priority Service Specialist

SEC LETTER

1934 Act / s -- / Rule 14A-8

July 3, 2003

Publicly Available July 3, 2003

Re: Compuware Corporation

Incoming letter dated May 1, 2003

The proposals require the CEO to reimburse the company for life insurance premiums paid, the company to use a competitive bidding system for all printing contracts, the termination of a specific contract, the CEO to devote 100% of his time to increasing sales and profitability, the filing of an 8-K when certain events occur and the release of an announcement when the officers and directors plan to sell or transfer shares.

There appears to be some basis for your view that Compuware may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one- proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Compuware omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Compuware relies.

Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

*22 The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 21538616 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Minnesota Mining** and **Manufacturing** Company
Publicly Available **February 27, 2000**

LETTER TO SEC

January 4, **2000**

CAROLYN SHERMAN, ESQ.

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

JUDICIARY PLAZA

450 FIFTH STREET N.W.

WASHINGTON, DC 20549

Re: Minnesota Mining and Manufacturing Company ("3M") --

Stockholder Proposal of Richard A. Dee

Dear Ms. Sherman:
Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 ("Exchange Act"), this letter is to inform you that 3M intends to omit from its proxy statement and form of proxy for the **2000** annual meeting of stockholders (the "**2000** Proxy Materials") a proposal from Mr. Richard A. Dee (the ""Proponent") on the election of directors (the "Proposal"). Copies of the Proposal are enclosed.

3M believes the Proposal may be excluded from the **2000** Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). 3M submits for your consideration, pursuant to Rule 14a-8(j)(2) under the Exchange Act, six copies of this letter, together with six copies of the Proposal and the accompanying documentation. A copy of this letter and attachments are being forwarded to Mr. Dee.

3M respectfully requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend any type of enforcement action if 3M omits the Proposal from the **2000** Proxy Materials. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

The Proposal Is Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) allows the omission of a proposal if it or the supporting statement is contrary to any of the Commission's proxy rules. Rule 14a-8(d) states that a proposal and any accompanying statement may not exceed 500 words. The Proposal contains more than 500 words and may be excluded solely on that basis. The following summarizes the correspondence between the proponent and 3M as of the date of this letter:

- November 18, 1999 - the Proponent submitted the Proposal by fax;
- December 2, 1999 - 3M notified the Proponent by fax pursuant to Rule 14a-8(f) that the Proposal exceeded the 500 word maximum allowed by Rule 14a-8(d) and requested that this deficiency be corrected within 14 calendar days;
- December 2, 1999 -- The Proponent responded by fax by asking "how many words" were in his Proposal;
- December 3, 1999 -- 3M responded by fax that the Proposal contained 507 words;
- December 3, 1999 -- The Proponent resubmitted his Proposal by fax and eliminated 3 words claiming that hyphenated words and words separated by " "/" were really one word;
- December 6, 1999 -- 3M informed the Proponent once again that the Proposal exceeded the maximum number of words and asked the Proponent to correct the deficiency once again within the original 14-day period. The Proponent has not responded within the 14-day period.

***2** Given the (i) ample guidance the Commission has provided on Rule 14a- 8 in recent years; (ii) the Proponent's substantial experience submitting shareholder proposals to this and other public companies; and (iii) the Proponent's experience with the Staff and Masco Corporation last year (See Masco Corporation, March 29, 1999, where the Proponent introduced an internet address in a proposal by stating that "no matter how crucial a stockholder proposal may be to their interest, it is limited by SEC rules to 500 words"), the Company believes that the Proponent could not have a reasonable belief that the Proposal complies with Rule 14a-8. The Proponent is simply wasting the resources of 3M and the Staff by arguing that hyphenated words and apparently also is arguing that words separated by a "/" constitute one word. The repeated refusal by the Proponent to comply with the Commission's rules is tantamount to a complete abdication by the Proponent of any responsibility for securities law compliance. After repeatedly pointing out that the Proposal violates Rule 14a-8(d), the Proponent simply refuses to comply with the clearly stated rules of the Commission.

Request

Based on the foregoing, 3M respectfully requests the Staff's concurrence in 3M's decision to omit the Proposal from the **2000** Proxy Materials on the grounds that the Proposal violates Rule 14a-8(i)(3) and Rule 14a-8(d) by exceeding 500 words.

Should the Staff disagree with these conclusions, or if any additional information is desired to support 3M's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. If you have any questions about any aspect of this request, please feel free to call me at (651) 733-2204.

Sincerely,
Gregg M. Larson

Assistant General Counsel and Assistant Secretary

MINNESOTA MINING AND MANUFACTURING COMPANY

PO Box 33428

St. Paul, MN 55133-3428

612 733 2204

ENCLOSURE

November 18, 1999

ROGER P. SMITH, ESQ.

SECRETARY

3M COMPANY

3M CENTER

ST. PAUL, MN 55144-1000

Re: Stockholder Proposal -- 3M Company **2000** Proxy Statement

Dear Mr. Smith
Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the **2000** Annual Meeting of Stockholders of the 3M Company. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, type characteristics (use of bold), and underlines.

I own a total of 100 shares of 3M Company common stock registered in my name. The shares have been owned for a period in excess of one year, and I shall continue to own qualifying shares through the date of the Annual Meeting.

In connection with the proposal I submitted in 1997, 3M indicated that it had not received the proposal on the date that my fax records indicated that it had been sent to and received by 3M. I have no idea as to what may have occurred, but to avoid any problem this year, please acknowledge receipt of the proposal as soon as possible.

***3** I have provided for a simple, timely acknowledgment on the Fax Cover Letter that accompanies this letter and the proposal.

Sincerely,
Richard A. Dee

ENCLOSURE

November 18, 1999

"Stockholders of publicly-owned corporations do not 'elect' directors. Directors are 'selected' by incumbent directors and managements -- stockholders merely 'ratify' or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate -- and it is misleading. With no choice of candidates, there is no election.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance -- which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide 3M stockholders with a choice of director candidates -- an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent -- and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often divide their time between many masters, take office unopposed -- and answer only to fellow directors.

"It is hereby requested that the 3M Board of Directors adopt promptly a resolution requiring the Board Organization Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled -- and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors -- there will be no practical means for stockholders to bring about director turnover -- until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's, present and/or retired, to include younger executives, including many more women, whose backgrounds qualify them well to represent the stockholders of particular companies.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable 3M stockholders to replace any or all directors if they become dissatisfied with them -- or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

***4** "The benefits that will accrue to 3M stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those who are accustomed to being ""selected" -- and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

* * * *

ENCLOSURE

December 6, 1999

RICHARD A. DEE

115 EAST 89TH STREET

NEW YORK, NY 10128

Re: Stockholder Proposal

Dear Mr. Dee:

This is in response to your fax of December 3, 1999 in which you revised your Shareholder Proposal to be within the required 500-word maximum allowed by Rule 14a-8(d). Your revised proposal still exceeds the requirement of allowable words. According to Microsoft Word's word count feature, your proposal contains 504 words.

Please correct this deficiency no later than 14 days from the date you received my letter dated December 2, 1999.

My fax number is 651.736.9469.

Sincerely,
Gregg M. Larson

Assistant General Counsel and Assistant Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 27, 2000

Publicly Available **February 27, 2000**

Re: Minnesota Mining and Manufacturing Company

Incoming letter dated January 4, **2000**

The proposal requests that the board of directors adopt a resolution requiring the board organization committee to nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and include a statement from each candidate as to why he or she should be elected in 3M's proxy statement.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rules 14a-8(f) and 14a- 8(d). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which 3M relies.

Sincerely,

Michael Ferraro

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***5** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 233143 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 19, 2004

The proposals relate to requiring that AT&T Government Solutions Inc. operate autonomously, ensuring that AT&T sales personnel on a Forced Management Plan receive sales credit and compensation for closed sales, establishing an employee grievance/dispute process, and reviewing the circumstances of the proponent's sales compensation credit.

There appears to be some basis for your view that AT&T may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

We note that AT&T did not file its statement of objections to including the proposals at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant AT&T's request that the 80-day requirement be waived.

Sincerely,

Grace K. Lee
Special Counsel